Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, March 30, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Instruction No. 44, dated as of August 23, 2021 and the CVM Instruction No. 480, dated as of December 7, 2009 (“CVM Instruction No. 480/09”), as amended, in line with corporate governance best practices, hereby updates its estimated long-term operational disbursements in its pulp business.

1.	Estimates of the long-term operational disbursements in its pulp business

Based on the prospects of long-term operational performance of the Company’s pulp business considering, among other factors, the impact of commodities prices, management and planning initiatives and the start-up of the new operational pulp mill expected for the second half of 2024 (Cerrado Project), Suzano expects to reach total operational disbursements of about R$1,500 per ton by 2027. The estimates consider the following operational disbursements: pulp cash production cost (including scheduled downtimes) of R$620 per ton; logistics costs and sales and administrative expenses of R$560 per ton; and maintenance capex of R$320/t. Aiming to reflect the long-term vision in a horizon of 5 years ahead, including in the context of the start-up of production of the new pulp plant in the period, the estimate of the total operational disbursement until 2024 was discontinued.

The above estimates reflect actual amounts and do not consider any expectations or assumptions related to inflation or exchange variation in the period from 2023 onwards. Estimates consider Company's operation at full capacity.

2.	Projected period and validity of estimates of total operational disbursements for the pulp business

The estimated period covers the trend of improved operational performance of the Company’s pulp business in the next five years, with the aforementioned amounts being reached in fiscal year 2027.

3.	Update of Reference Form

The Company clarifies that item 11 of the Reference Form will be duly updated within the deadline established in CVM Instruction 480/09.

By disclosing the information contained in this Material Fact notice, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any significant change in the estimated long-term operational performance announced.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “predict”, “intend”, “plan”, “project”, “aim”, “should”, and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, March 30, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer